UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

☐	Transaction report pursuant to section 15(d) of the Securities Exchange Act of 1934

     (no fee required)

For the transition period from_________________to_____________

Commission file number 1-12933

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

AUTOLIV ASP, INC.

EMPLOYEE SAVINGS AND
INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AUTOLIV, INC.

World Trade Center
Klarabergsviadukten 70, SE-1C724
Stockholm, Sweden
Telephone number, including area code: +46 8 587 20 600

Audited Financial Statements and
Supplemental Schedule
Autoliv ASP, Inc. Employee Savings and Investment Plan
As of December 31, 2005 and 2004 and for the Year Ended December 31, 2005
With Report of Independent Registered Public Accounting Firm

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2005 and 2004 and for the Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm
Savings Trust Investment Committee
  and Savings Plan Administrative Committee
Autoliv ASP, Inc. Employee Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Autoliv ASP, Inc. Employee Savings and Investment Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/Ernst & Young
Salt Lake City, Utah
June 19, 2006

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Investments	$223,692,364	$216,427,303

Contributions receivable
Participant	516,016	525,852
Employer	210,722	212,310

Total receivables	726,738	738,162

Net assets available for benefits	$224,419,102	$217,165,465

See accompanying notes.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions
Investment income:
Net realized and unrealized appreciation in fair value of investments	$4,398,567
Interest income	3,955,740
Dividend income	608,289

8,962,596

Contributions:
Participants	13,987,023
Employer	5,637,940
Rollover contributions by participants	912,498

20,537,461

Total additions	29,500,057

Deductions
Withdrawals by participants	21,960,784
Administrative expenses	285,636

22,246,420

Net increase	7,253,637

Net assets available for benefits:
Beginning of year	217,165,465

End of year	$224,419,102

See accompanying notes.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements
December 31, 2005
1. Description of Plan
The following description of the Autoliv ASP, Inc. Employee Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to afford them an opportunity to acquire an equity interest in Autoliv, Inc. The Plan is subject to the provisions of the Internal Revenue Code (the Code), section 401(a) and to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Substantially all domestic employees of Autoliv ASP, Inc. (the Company) are eligible to participate in the Plan. Employees become eligible participants upon date of hire, without satisfying any age or service requirements.
Contributions
Participation in the Plan is voluntary. Participants make contributions to the Plan for any whole percentage up to a maximum of 50% of base pay, not to exceed the Internal Revenue Service limit. The Company contributes an amount equal to 50% of the first 6% of participants’ compensation contributed to the Plan. Participants can elect to treat their contributions on a before and/or after-tax basis.
The Company has frozen participation in the Autoliv ASP, Inc., Pension Plan to exclude all employees hired after December 31, 2003; consequently the Company amended the Plan effective January 1, 2004 to provide an additional contribution on behalf of the participants in the Plan. Each participant who is excluded from participation in the Autoliv ASP, Inc., Pension Plan will receive an additional employer contribution to the Plan equal to two percent of such participant’s base pay for the plan year.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Effective January 1, 2006, the Plan was amended to increase the level of Company matching contributions for all eligible employees who make contributions to the Plan. The Company will contribute an amount equal to 100% of the first 3% of the participants’ compensation contributed to the Plan and 50% of the 4th and 5th percent of participants’ compensation contributed to the Plan. Effective January 1, 2006, the Company will no longer make contributions equal to 2.0% of base pay for eligible employees hired on or after January 1, 2004. These changes to the Plan qualify as a “safe harbor” formula permitted by the Code section 401(K) (12), for purposes of satisfying the Code section 401(K) nondiscrimination tests.
Contributions are allocated among any of twelve investment fund options in accordance with participants’ elections. Participants may transfer amounts from one investment fund to another.
Unless the Plan is otherwise notified, all employees except non-U.S. citizens who have elected not to participate, are automatically enrolled into the Fixed Return Fund at a contribution rate of three percent of base pay.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, and (b) Plan earnings, and is charged with an allocation of certain administrative expenses not covered by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Vesting
Participants are 100% vested in their contributions and participant earnings, if any, thereon. Company contributions and earnings thereon become vested to the participant as follows:

Years of Vesting Service in Plan	Percentage Vested

Less than 1	0%
1 but less than 2	33%
2 but less than 3	66%
3 or more	100%
Notwithstanding the preceding schedule, Company contributions will become 100% vested upon death, total disability from performing normal duties or termination of employment when eligible to retire under the provisions of a qualified Company pension plan.
That portion of the participants’ Company contribution accounts which is not vested at the time of termination of employment is forfeited. Amounts forfeited are applied to subsequent Company contributions under the Plan. Forfeitures can be reinstated if the employee is re-employed before having five consecutive one-year breaks in service, on the condition that a distribution of vested Company contributions has not been received, or if received, was repaid prior to the fifth anniversary of the rehire date.
Participant Loans
Active participants may obtain loans from the Plan. The maximum loan amount is subject to certain Internal Revenue Service and Plan restrictions, and each loan is secured by the participant’s account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The interest rate on loans is the trustee’s prime rate, plus 1%. Loan interest rates are reviewed monthly and adjusted prospectively. Principal and interest is paid through payroll deductions.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Payment of Benefits
On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a ten-year period.
Administrative Expenses
With the exception of fees paid to an insurance company for certain investment contracts, substantially all administrative and general expenses of the Plan are paid by the Company.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate, amend, modify or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan, and the Company contribution account for each participant will become 100% vested and non-forfeitable.
2. Significant Accounting Policies
Investment Valuation and Income Recognition
All of the Plan investments are held in trust at the Northern Trust Company. The Northern Trust Company acts as the Plan’s trustee and is the custodian of the Autoliv Inc. common stock fund.
Investments in common stock are recorded at fair value as determined by quoted prices in active markets. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair values of participation units in common and collective trust funds are based on quoted redemption values on the last business day of the Plan year.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. The fair value of the investment contract at December 31, 2005 and 2004 was approximately $81,600,000 and $77,600,000, respectively. The average yield was approximately 4.42% in 2005 and 4.34% in 2004. The crediting interest rate for the investment contract is reset annually by the issuer but cannot be less than zero and was 4.25% and 4.60% at December 31, 2005 and 2004, respectively.
Short-term investment fund units are purchased daily for any uninvested cash. These units are valued at par, which is equal to the redemption value.
Participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
3. Investments
During 2005, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Net Realized
and Unrealized
Appreciation
(Depreciation)
in Fair Value
During the Year

Fair value as determined by quoted market prices:
Common and collective trust funds	$5,682,919
Autoliv, Inc. common stock	(1,573,702)
Mutual fund	289,350

$4,398,567

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2005	2004

New York Life Fixed Return Fund	$82,751,184	$76,134,179
NTGI-QM Collective Daily S&P500 Equity Index Fund	60,347,502	60,225,225
Autoliv, Inc. Common Stock	22,379,276	25,915,755
Northern Institutional Small Company Index Portfolio	22,262,850	24,116,858
Northern Institutional International Equity Index Portfolio	13,387,699	*

*	This balance was less than 5% of the fair value of the Plan’s net assets

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated May 14, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
5. Party-In-Interest Transactions
During 2005, the Plan received dividends from Autoliv, Inc. of $608,289. Purchases of Autoliv, Inc. common stock amounted to $1,156,765 and sales of Autoliv, Inc. common stock were $1,728,900 in 2005. During 2004, the Plan received dividends from Autoliv, Inc. of $432,239. Purchases of Autoliv, Inc. common stock amounted to $2,034,957 and sales of Autoliv, Inc. common stock were $1,993,779 in 2004.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Autoliv ASP, Inc.
Employee Savings and Investment Plan
EIN: 36-3640053 Plan 036
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2005

		(c)
		Description of Investments,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Par	Current
(a)	Lessor or Similar Party	or Maturity Value	Value

*	NTGI-QM Collective Daily S&P500 Equity Index Fund	6,117,270 shares	$60,347,502
*	Northern Institutional International Equity Index Portfolio	1,198,436 shares	13,387,699
*	Northern Institutional Small Company Index Portfolio	1,533,474 shares	22,262,850
*	NTGI-QM Collective Daily Aggregate Bond Index Fund	10,071 shares	3,270,892
*	NTGI-QM collective Daily S&P Mid Cap 400 Equity Index Fund	74,183 shares	1,874,655
*	Northern Institutional Mid Cap Growth Fund	474,669 shares	5,415,560
	New York Life Fixed Return Fund	Interest at 4.25%	82,751,184
*	Autoliv, Inc. Common Stock	493,312 shares	22,379,276
	USD Short Term Investment Fund	2,811,576 shares	2,811,576
*	Participant Loans	Interest rates ranging from 5% to 11%, maturing through 2015	9,191,170

			$223,692,364

*	Party-in-interest to the Plan
All investments are participant directed. Accordingly, column (d) “cost” is not applicable.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOLIV ASP, INC. EMPLOYEE SAVINGS AND INVESTMENT PLAN
Date: June 30, 2005	/s/ Ryan Woolf
Ryan Woolf
Treasurer

EXHIBIT INDEX

Exhibit
No.	Description
23.1	Consent of Independent Registered Public Accounting Firm